

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Gal Krubiner
Chief Executive Officer
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel

> **Re: Pagaya Technologies Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 30, 2022**
> **File No. 333-266228**

Dear Mr. Krubiner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your response to our prior comment 5. We note that the public warrants and 5,166,667 private placement warrants have recently been out of the money. Please disclose the likelihood that warrant holders will not exercise their warrants and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Summary of the Prospectus
Company Overview, page 1

2.   In light of the significant number of redemptions and the potential that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock (we note that the public warrants and 5,166,667 private placement warrants were recently out of the money), expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

The securities being offered in this prospectus represent a substantial percentage of our outstanding Class A Ordinary Shares, page 57

3.   We note your response to comment 2. We note your disclosure addressing that the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return if share prices decline. Please revise to clearly state that the public securityholders may not experience a similar rate of return on the securities they purchased if there were such a price drop. In addition, in an appropriate place in your prospectus, state that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, due to differences in the purchase prices and the current trading price, the public securityholders may not experience a similar rate of return.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

4.   Please update your disclosure in the Liquidity and Capital Resources section, and elsewhere, to specifically address the fact that you may miss your 2022 Adjusted EBITDA projection and explain how that has impacted or may impact your financial position and create further risks to your business operations and liquidity, if applicable.

        Please contact Tonya K. Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Andrea Nicolas, Esq.